

February 28, 2018

Andrew J. Micheletti
Executive Vice President and Chief Financial Officer
BofI Holding, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

     Re: BofI Holding, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2017
               Filed August 24, 2017
               File No. 001-37709

Dear Mr. Micheletti:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ John A. Spitz

                              John A. Spitz
                              Staff Accountant
                              Office of Financial Services